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                              July 26, 2023

       WeiQun Chen
       Chief Financial Officer
       Novagant Corp
       Suite 2006, AIA Kowloon Tower, Landmark East
       100 How Ming Street
       KT, Hong Kong 999077

                                                        Re: Novagant Corp
                                                            Form 10-K for the
Year Ended March 31, 2023
                                                            Filed June 29, 2023
                                                            File No. 000-26675

       Dear WeiQun Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 9C of Form 10-K and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended March 31, 2023

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 42

   1. We note that during your fiscal year 2022 you were identified by the Commission pursuant to Section
104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C.
                                                        7214(i)(2)(A)) as
having retained, for the preparation of the audit report on your financial statements included in
the Form 10-K, a registered public accounting firm that has a branch or office that
is located in a foreign jurisdiction and that the Public Company
                                                        Accounting Oversight
Board had determined it is unable to inspect or investigate
                                                        completely because of a
position taken by an authority in the foreign jurisdiction. Please provide the
documentation required by Item 9C(a) of Form 10-K in the EDGAR submission form
SPDSCL-HFCAA-GOV    or tell us why you are not required to do so.
                                                        Refer to the Staff
Statement on the Holding Foreign Companies Accountable Act and the
                                                        Consolidated
Appropriations Act, 2023, available on our website at

https://www.sec.gov/corpfin/announcement/statement-hfcaa-040623.
 WeiQun Chen
Novagant Corp
July 26, 2023
Page 2
2. Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your disclosure. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
3. We note your disclosure pursuant to paragraph b(4). Please clarify for us the difference between your reference to official of the Chinese government rather than official of the
         Chinese Communist Party. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the
         Chinese Communist Party. For instance, please tell us how the board
members    current or
         prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
4. Please note that Item 9C requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.



FirstName LastNameWeiQun Chen                                  Sincerely,
Comapany NameNovagant Corp
                                                               Division of
Corporation Finance
July 26, 2023 Page 2                                           Disclosure
Review Program
FirstName LastName